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                                                                      EXHIBIT 20

                               **NEWS RELEASE**

                          SURETY CAPITAL CORPORATION
            ---- TexStar National Bank, Universal City Merger ----

FOR RELEASE:  Immediately                                 CONTACT:  C. Jack Bean
Date:  April 6, 1998                                      Chairman of the Board
AMEX Symbol:  SRY                                         1 (800) SRY-5995


Hurst, Texas, April 6, 1998 - Surety Capital Corporation ("Surety Capital"), a bank holding company located in Hurst, Texas, announced today that it has completed the acquisition of TexStar National Bank ("TexStar"), Universal City.

The purchase price for TexStar was approximately $19.36 per share of TexStar common stock outstanding (total cash consideration: $9,772,000), which was paid to the shareholders of TexStar in connection with the merger of TexStar with Surety Capital's bank subsidiary, Surety Bank, N.A. ("Surety Bank"). The acquisition of TexStar was financed through a private placement by Surety Capital of $4,350,000 in convertible subordinated debt, underwritten by Hoefer & Arnett, Incorporated, a San Francisco based investment banking firm. The debt has a ten (10) year maturity, bears interest at nine percent (9%) per annum, with interest payable semi-annually, and provides for the payment of principal on maturity. The debt is convertible into Surety Capital common stock at a strike price of $6.00 per share and can be redeemed by Surety Capital, under various conditions.

As of December 31, 1997, TexStar had total assets of $71,119,150, total deposits of $64,934,028, total loans net of allowance for credit losses of $32,559,659 and total equity of $5,787,838. TexStar has five full service banking facilities located primarily in suburban areas northeast of San Antonio, Texas. Surety Bank plans to operate all five TexStar locations as full service branches of Surety Bank.

As of December 31, 1997, Surety Bank had total assets of $170,784,704, total deposits of $155,271,586, total loans net of allowance for credit losses of $97,683,110 and total equity of $15,072,628. The completion of this acquisition has resulted in Surety Bank increasing its asset size by 41% to approximately $241,000,000 in total assets.

C. Jack Bean, Chairman of the Board of Surety Capital, stated, "The successful completion of the acquisition of TexStar should position Surety Capital and Surety Bank to continue to pursue its aggressive profit and growth oriented niche banking business plan. The five TexStar locations open new deposit gathering and loan origination markets for Surety Bank. Surety Bank plans to actively serve the financial needs of this new market, as it has supported the communities served by its eight existing locations. Surety Bank is dedicated to the concept of full service community banking. TexStar's excess funding capacity will enable Surety Bank to continue to expand its niche lending product, insurance premium finance lending and to maximize its capital utilization. Management believes that the completion of this acquisition will prove to be of long-term benefit to both Surety Capital and its shareholders."

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